Exhibit 12.01

Sbarro, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$31,449	$30,783	$30,680	$30,694	$31,039
Rental expense	22,451	21,946	23,109	23,486	23,068

Total fixed charges (1)	$53,900	$52,729	$53,789	$54,180	$54,107

Earnings available for fixed charges:
Earnings (2)	$(27,871)	$11,075	$3,280	$(4,644)	$(16,811)
Add fixed charges	53,900	52,729	53,789	54,180	54,107

Total earnings available for fixed charges	$26,029	$63,804	$57,069	$49,536	$37,296

Ratio of earnings to fixed charges (3)	0.5	1.2	1.1	0.9	0.7

(1)	Total fixed charges consist of actual interest and a reasonable approximation of the interest factor for rent.

(2)	Earnings represent income before income taxes and equity in net income (loss) of unconsolidated affiliates.

(3)	The ratio of earnings to fixed charges has been computed based on dividing total earnings available for fixed charges by total fixed charges.